# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 09/19/2025
Amends the filing with accession number 0000929638-24-002117
Filed by CIK 0002023800
Persons authorized to receive notices and communications: Ruben Visser, Binnenweg 1a, Blaricum, Netherlands (P7), 1261 EK, 31-35 538 8429; Ethan Johnson, Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York (NY), 10178, (212) 309-6000

## Reporting persons
- GRAN FONDO CAPITAL B.V.: citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 950,158; sole dispositive power 0; shared dispositive power 950,158; aggregate amount beneficially owned 950,158 (6.3% of the class)
- Rorema Beheer B.V. (CIK 0002023800): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 950,158; sole dispositive power 0; shared dispositive power 950,158; aggregate amount beneficially owned 950,158 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 10, 2024 (the "Original Schedule 13D" and the Original Schedule 13D as amended by this Amendment No. 1, the "Schedule 13D""). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons (the "Shares") were acquired at an aggregate purchase price of approximately $9,066,951, excluding brokerage commissions. Such Shares were acquired using the working capital of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Total shares purchased: 950,158. The percentages used in this Schedule 13D are calculated based upon 15,011,642 outstanding shares of Common Stock as of August 5, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: (c) The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

## Signatures
- GRAN FONDO CAPITAL B.V.: /s/ Tjitske Strikwerda, Strikforce B.V. its Director (09/22/2025)
- GRAN FONDO CAPITAL B.V.: /s/ Tjitske Strikwerda, Tjitske Strikwerda Director (09/22/2025)
- Rorema Beheer B.V.: /s/ Tjitske Strikwerda, Strikforce B.V. its Director (09/22/2025)
- Rorema Beheer B.V.: /s/ Tjitske Strikwerda, Tjitske Strikwerda Director (09/22/2025)